UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-41611

Hesai Group

10th Floor, Building A

No. 658 Zhaohua Road, Changning District

Shanghai 200050

People's Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F       ☒                      Form 40-F      ☐

Effectiveness of Share Subdivision and ADS Ratio Change

As previously announced, the shareholders of Hesai Group (the “Company”) approved a 1-to-8 share subdivision of the Company’s issued and unissued Class A ordinary shares and Class B ordinary shares with a par value of US$0.0001 each (the “Share Subdivision”) at the annual general meeting held on June 26, 2026.

Effective before the commencement of trading on The Stock Exchange of Hong Kong Limited on July 10, 2026, the Company subdivided each of its issued and unissued ordinary shares into eight (8) ordinary shares. Following the Share Subdivision, the Company’s authorized share capital is now US$100,000 divided into 8,000,000,000 ordinary shares with a par value of US$0.0000125 each, comprising (i) 400,000,000 Class A ordinary shares with a par value of US$0.0000125 each, and (ii) 7,600,000,000 Class B ordinary shares with a par value of US$0.0000125 each.

Simultaneously with the Share Subdivision, the previously-announced change in the ratio of the Company’s American depositary share (“ADS”) to Class B ordinary share (the “ADS Ratio Change”) also became effective. Following the ADS Ratio Change, each ADS now represents eight (8) Class B ordinary shares. Previously, each ADS represented one (1) Class B ordinary share.

Because the ADS Ratio Change was exactly proportionate to the Share Subdivision, no new ADSs were issued to any ADS holder and the total number of the Company’s outstanding ADSs remains unchanged.

For additional details, please refer to the Company’s announcement and circular that were furnished on Form 6-K on May 26, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hesai Group

By	:	/s/ Yifan Li
Name	:	Yifan Li
Title	:	Chief Executive Officer

Date: July 10, 2026